File No. __________


                            (As filed June 18, 2003)



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       APPLICATION/DECLARATION ON FORM U-1
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             KeySpan Services, Inc.
                        Paulus, Sokolowski and Sartor LLC
                         201 Old Country Road, Suite 300
                            Melville, New York 11747

-------------------------------------------------------------------------------
 (Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
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        (Name of top registered holding company parent of each applicant)

                               John J. Bishar Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
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                     (Name and address of agent for service)

                          APPLICATION/DECLARATION UNDER
                            SECTIONS 9 AND 10 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Item 1.           Description of Proposed Transaction

A.   Introduction

     1.       Overview

     Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Services, Inc. ("KSI"), an indirect non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); and Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan (collectively, the "Applicants"), file this application and declaration seeking authorization for Applicants, to acquire all of the issued and outstanding securities of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A"), a nonaffiliated Massachusetts corporation (the "Transaction").


     The purpose of the Transaction is to, among other things, increase the percentage of energy related revenues of PS&S and its subsidiaries, consistent with commitments underlying the Securities and Exchange Commission's (the "Commission") order dated April 24, 2003 in Holding Co. Act Release No. 27670, File No. 70-9641, authorizing the retention of KSI's non-utility subsidiaries (the "Retention Order"), and to enhance KSI's and PS&S's ability to obtain new clients in the energy sector within KeySpan's existing geographic footprint in furtherance of KeySpan's operations as a diversified and integrated gas and electric public-utility system.

     2.       Background


     KSI is the non-utility holding company of KeySpan's interests in a number of non-utility, "energy related" companies (as such term is defined in Rule 58(b)(1) under the Act). PS&S is one such "energy related" subsidiary company engaged in the business of providing engineering and consulting services relating generally to design and permitting of energy management systems, office environments and equipment installations/modifications.[1] PS&S's clients consist primarily of large industrial customers such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants. PS&S also serves as a general environmental and

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1    The Commission,  in the Retention Order,  authorized  KeySpan to retain KSI and its non-utility subsidiaries pursuant to Section 11 under the Act by determining that such subsidiaries (including PS&S) engage in activities that are either permissible under Rule 58(b)(1) or consistent with Commission precedent regarding the retention of businesses that are functionally related to KeySpan's electric and gas utility business.

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

engineering consultant to major utility companies in New Jersey. PS&S contributes to KeySpan's ability to compete in the energy service market and to attract customers because its services are related or complementary to the types of services offered by KeySpan's other non-utility, "energy related" subsidiaries.


     KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises (now known as KeySpan New England LLC)[2]. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000, and as supplemented by the order issued on December 6, 2002 (Release No. 35-27612) (collectively, the "Financing Order"), authorizing a program of external financings for various purposes, including the acquisition of "energy related" companies.


     KeySpan directly or indirectly owns seven public utility companies that collectively provide a full range of gas and electric services. In addition, KeySpan owns a number of non-utility companies that provide essential services to the KeySpan system, including certain energy-related companies such as PS&S that were fully described in the application underlying the Merger Order (the "Merger Application") and deemed functionally related to KeySpan's business operations in the Retention Order.[3]


     BR+A is an unaffiliated Massachusetts corporation in the business of providing engineering services primarily related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and (iii) the sale, installation and servicing of electric and gas appliances. BR+A's business activities involve the types of energy-related activities enumerated in Rule 58(b)(1)(iv) and/or previously approved by the Commission (see KeySpan Corporation, et al., Holding Co. Act Release No. 27670 (April 24, 2003); see also Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); see also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998)).

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2    On May 29,  2002,  the  Commission  issued an order  approving  KeySpan and
     Eastern Enterprises' application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern Enterprises from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern
     Enterprises   and  KeySpan  New  England  LLC   ("KNE"),   a  newly  formed
     Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE as the surviving entity and successor-by-merger to Eastern Enterprises. KNE is 99% owned by KeySpan and 1% owned by KSNE, LLC, a newly formed limited liability company and wholly-owned subsidiary of KeySpan.

3 PS&S is a wholly-owned subsidiary of KeySpan Business Solutions LLC, which is a wholly-owned subsidiary of KeySpan Services Inc., which is a wholly owned subsidiary of KeySpan Energy Corporation, which is a wholly-owned subsidiary of KeySpan Corporation.


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



B.   The Transaction


     Applicants intend to acquire all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively own 100% of BR+A. Subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company. BR+A will become a direct, wholly-owned subsidiary of PS&S. The acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") (attached hereto as Exhibit B) for the purchase price of
(i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions set forth in the Stock Purchase Agreement. The Transaction is expected to produce tangible benefits to the public, investors and consumers by (i) adding to the KeySpan system's ability to compete with exempt registered holding company systems in the electric utility and gas utility industry, as well as non-utility companies engaged in similar lines of energy related businesses; (ii) enhancing the ability of KSI and PS&S to obtain new clients in the energy sector within KeySpan's existing geographic footprint and (iii) increasing the percentage of energy related engineering services provided by KSI's subsidiary companies.


Item 2.           Fees, Commissions and Expenses


     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.


Item 3.           Applicable Statutory Provisions


     Applicants consider Rule 58 and Sections 9(a)(1) and 10 of the Act to be applicable to the proposed Transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.


A.   Sections 9 and 10


     The Transaction involves the acquisition of all the issued and outstanding securities of BR+A by the Applicants. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.


     Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend



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

towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act[4] or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.


     The negative standards set forth in Sections 10(b) or (c) are not implicated by the Transaction.


1.   Section 10(b)(1)


     Section 10(b)(1) restricts the holding company and its affiliates from entering into a transaction that would involve certain types of interlocking relationships or a concentration of control. By its nature, any merger results in new links between theretofore unrelated companies. However, the links that would be established as a result of the Transaction are not the types of interlocking relationships or the type of concentration of control targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.[5] In the present transaction, PS&S, an energy related company, by acquiring BR+A, would be adding synergistically to its assets and the services it and other KSI subsidiaries can offer, thereby enhancing the KeySpan system's business operations along with the overall percentage of energy related services provided by the KSI family of companies. The make up of the board of directors and officers of PS&S will not be altered as a result of the Transaction. The Transaction will therefore be in the public interest and the interests of investors and consumers. Thus, the Transaction is beneficial to the protected interests under the Act and thus not prohibited by
Section 10(b)(1).

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4    Section 8 regulates the acquisition of a direct or indirect  interest in an electric utility company or gas utility company serving substantially the same territory.

5    Northeast  Utilities,  50 SEC 427,  443  (1990),  as  modified,  50 SEC 511
     (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the companies undertaking a business combination]").


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


2.   Section 10(b)(2)


     Section  10(b)(2)   requires  the  Commission  to  determine   whether  the
consideration to be paid to the Sellers in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable.[6]


     The consideration for the Transaction is the result of arm's length negotiations between KSI, PS&S and BR+A.[7] The negotiations were preceded by KSI's and PS&S' due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. KSI and PS&S believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction meet the standards of Section 10(b)(2) because they are reasonable and fair in light of the size of and the assets to be acquired in the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers.


3.   Section 10(b)(3)


     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system. The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.


     The Transaction involves the acquisition of all the issued and outstanding shares of BR+A common stock for the purchase price of approximately $35 million, plus up to $14.7 million in contingent consideration. The purchase price, assuming the maximum contingent consideration is paid, would amount to approximately one half of one percent (0.5%) of KeySpan's total consolidated capitalization (which was approximately $9 billion at March 31, 2003) and therefore would have a negligible affect on KeySpan's capital structure. KeySpan's consolidated equity to total capitalization ratio would be virtually

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6    Section  10(b)(2) also  contemplates  the  acquisition  of utility  assets, either directly or through the acquisition of securities. However, because BR+A is not a utility company, its assets are not utility assets as defined by Section 2(a)(18) of the Act.

7 The Commission has recognized that when consideration to be paid in a proposed transaction is the result of arm's length negotiations, this may be deemed persuasive evidence that Section 10(b)(2) is satisfied (see Entergy Corp., et al., 51 SEC 869 (1993)).

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

unaffected by the Transaction and will remain in excess of the traditionally accepted 30% level after the consummation of the Transaction.[8] Therefore, under these standards, the proposed acquisition of BR+A will not unduly complicate the capital structure of the combined system.


     The acquisition of BR+A is a sound business transaction that will be beneficial to the public interest, the interest of investors, consumers and the proper functioning of KeySpan's system. As a subsidiary of PS&S, BR+A will add revenues and assets to the KeySpan system. See the pro forma combined summary financial data set forth in Exhibit G-1.


     Moreover, the Commission, in the Retention Order, has required that "...over the next five years KSI will, either on a stand alone basis or through other methods, increase the percentage of energy related revenues of PS&S so that they are substantially energy related as defined by Commission rule and/or precedent." In 2002, BR+A worked on approximately 764 projects and generated $34,825,588 in revenues. These projects represent a range of assignments that varied from simple design studies with associated fees of $5,000 to $10,000, to major hospital or medical research laboratory designs with associated fees of several million dollars.

     The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services such as BR+A.[9] In WPL Holdings, Inc., Holding Company Act Release No. 26856 (April 14, 1998), the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design to utility and non-utility companies. In Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998), the Commission approved a registered holding company's ownership of a company engaged in providing engineering and environmental services to utilities and non-utilities relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.[10] Furthermore, in General Public Utilities, et al., Holding Co. Act Release No. 25108 (June 26, 1990), the Commission authorized a registered holding company's subsidiary to engage in preliminary project development and administrative activities in connection with its investment in

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8    As of March 31, 2003, KeySpan's consolidated equity was 39.59% of its total capitalization.

9 WPL Holdings, Inc., Holding Company Act Release No. 26856 (April 14, 1998); Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998).

10 See also New Centuries Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (the Commission permitted holding company to retain subsidiaries that provided general engineering, and environmental consulting and other services to utilities and non-utilities); New England Electric System, et al., Holding Co. Act Release No. 25621 (September 4,
     1992) (the Commission authorized registered holding company subsidiary to engage in the business of providing consulting services for profit); New England Electric System, et al., Holding Co. Act Release No. 26017 (April 1, 1994) (the Commission allowed registered holding company subsidiary to expand its consulting business to include the performance of electrical related services, i.e., designing, engineering, assisting in licensing and permitting, procuring materials and equipment and installing, removing or constructing electrical related materials).


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

qualifying facilities and load management and energy storage system projects. Such activities included site investigations, feasibility studies, preliminary design and engineering, licensing and permitting, acquisition of project rights and options, negotiation of asset acquisition, power sales, fuel supply, steam sales and engineering, and other related contracts.[11]

     Ultimately, in adding the business activities of BR+A to PS&S, the percentage of energy related revenue currently generated by PS&S would be increased from 65% to approximately 81% of its total business revenues. As stated above, this increase is in accordance with the Applicants' commitment to increase their percentage of energy related revenues so that they are substantially energy related as defined by Commission rule and/or precedent.

4.   Section 10(c)(1)


     Section 10(c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under
Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act.


     a.       Section 8 Analysis


     Section 8 prohibits registered holding companies, and any subsidiaries thereof, from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction does not raise any issue under Section 8 because the Transaction does not involve the acquisition of a utility company.

     b.       Section 11 and Rule 58 Analysis


     Section 10(c)(1) of the Act prohibits an acquisition that would be detrimental to carrying out the provisions of Section 11. Section 11 requires the Commission to confine the non-utility interests of registered holding companies to those that are "reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system" (see
Section 11(b)(1) of the Act).


     In broadening the meaning of "reasonably incidental, or economically necessary" under Section 11, the commission has demonstrated its intention to facilitate the acquisition of certain "energy related" companies by enacting Rule 58. Acquisitions pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3), and are thus exempt from the requirement of prior Commission approval under Sections 9(a)(1) and 10. Therefore, if an entity falls within the definition of an energy-related company under Rule 58, the acquisition of such an entity is deemed by the Commission not to be detrimental to carrying out the provisions of
Section 11, thereby satisfying the requirements of Section 10(c)(1).

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11   General Public  Utilities,  et al.,  Holding Co Act Release No. 25108 (June
     26, 1990). The subsidiary also proposed to provide engineering, consulting, management and other project development and operating services for a fee.

     BR+A is engaged almost exclusively in providing mechanical, electrical and plumbing engineering services related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and (iii) the sale, installation and servicing of electric and gas appliances. The Commission has permitted registered holding company systems to acquire non-utility businesses that conduct substantially similar businesses to that of BR+A. In Cinergy Corp, infra, and Conectiv, Inc., infra, the Commission authorized such registered holding company systems to acquire non-utility companies that design, construct, install, maintain and service new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers. Moreover, to the extent that HVAC companies such as BR+A are involved in the sale, installation and servicing of electric and gas appliances, Rule 58(b)(1)(iv) applies. In New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000), the Commission authorized the ownership and retention of a company involved in warranty and repair services for appliances such as heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers based on Rule 58(b)(1)(iv). In GPU, Inc., Holding Co. Act Release No. 27165 (April 14, 2000), the Commission authorized the acquisition of a company which, inter alia, provided commercial and industrial services consisting of electrical, mechanical and maintenance contracting, including construction activities such as the installation of complete electrical systems wiring for utilities and commercial and industrial facilities.


     Finally, the Commission examined KeySpan's retention of KSI and its non-utility subsidiaries that operate various lines of business, including HVAC services, plumbing and heating solutions, energy marketing, mechanical contracting services, safety services, power consulting and engineering services, and determined in the Retention Order that retention of such companies is appropriate under Section 11.


     Therefore, due to the fact that the Commission has deemed KeySpan's investments in substantially similar non-utility businesses to be appropriate under Section 11, and the fact that acquisition of businesses substantially similar to BR+A is consistent with Rule 58(b)(1) under the Act or Commission precedent[12], it should be deemed equally appropriate for KeySpan and its subsidiaries to invest in BR+A because such company would be "appropriate in the ordinary course of business." Accordingly, the Transaction satisfies the standards of Section 10(c)(1).


5.   Section 10(c)(2)


     Section 10(c)(2) applies only to the acquisition of a public utility or holding company. The Transaction does not raise any issue under Section 10(c)(2) because BR+A is a non-utility company.


6.   Section 10(f)


     Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. The Transaction does not

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12   Cinergy Corp, infra;  Conectiv,  Inc.,  infra; New Century Energies,  Inc., infra; GPU, Inc., infra.

involve any utility companies and, therefore, no state commission would have jurisdiction over the consummation of the Transaction. As described in Item 4 of this Application, the Applicant believes that no state regulatory approvals are required for the Transaction. The Applicant has or intends to comply with all applicable state laws related to effectuating the proposed Transaction.

B.   Rule 54


     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,007,376,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that investments by KeySpan in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of March 31, 2003, KeySpan's consolidated capitalization consisted of 39.59% equity and 60.41% debt. These ratios comply with the requirement in the Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at March 31, 2003, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through March 31, 2003.


Item 4.           Regulatory Approvals

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


Item 5.           Procedure

     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than July 31, 2003.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.           Exhibits and Financial Statements


              Exhibits


               A Articles of Organization of Bard, Rao + Athanas Consulting Engineers, Inc., as in effect on November 18, 1975.

               B Stock Purchase Agreement dated June 18, 2003 (filed on a confidential basis).

               C    Not applicable

               D    Not applicable

               E    None

               F-1  Form of Opinion of Counsel

               F-2  Past Tense Opinion of Counsel (to be filed  pursuant to Rule
                    24)

               G-1 Pro Forma Combined Summary Financial Data (filed on a confidential basis)

               G-2  Proposed Form of Notice

              Financial Statements

               FS-1 KeySpan Corporation Consolidated Balance Sheet, Statement of
                    Income and Release Notes for the quarter ended March 31, 2003 (incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 001-14161)

               FS-2 Consolidated  Balance  Sheet,   Consolidated   Statement  of
                    Income, Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Loss, Consolidated Statement of Retained Earnings, Consolidated Statement of Cash Flows, and Notes to Consolidated Financial Statements of Bard, Rao + Athanas Consulting Engineers Trust (merged into BR+A as of June 16, 2003) and BR+A for the year ended December 31, 2002 (filed on a confidential basis)


Item 7.           Information as to Environmental Effects

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.



                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.




                                       KEYSPAN CORPORATION


                                       By:/s/ John J. Bishar, Jr.
                                       --------------------------
                                       John J. Bishar, Jr.
                                       Senior Vice President, Secretary
                                       and General Counsel


                                       KEYSPAN SERVICES, INC.
                                       PAULUS, SOKOLOWSKI AND SARTOR, LLC

                                       By: KEYSPAN CORPORATION

                                       By:/s/ John J. Bishar, Jr.
                                       --------------------------
                                       John J. Bishar, Jr.
                                       Senior Vice President, Secretary
                                       and General Counsel

                                                                      Exhibit A

                        The Commonwealth of Massachusetts
                                   Paul Guzzi
                          Secretary of the Commonwealth
                                   STATE HOUSE
                               BOSTON, MASS. 02133

                            ARTICLES OF ORGANIZATION
                              (Under G.L. Ch. 156B)
                                  Incorporators

                  NAME                                     POST OFFICE ADDRESS
                  ----

          Include given name in full in case of natural persons; in case of a corporation, give state of incorporation.


         EUGENE M. BARD        40 Mill Pond Road, Sudbury, Massachusetts 01776
         ARJUN B. RANGABHASHAM 49 Flintlock Road, Lexington, Massachusetts 02173 THEODORE ANTHANASSOULIS 92 Massachusetts Avenue, Brockton,
                                 Massachusetts 02402


     The above-named incorporator(s) do hereby associate (themselves) with the intention of forming a corporation under the provisions of General Laws, Chapter 156B and hereby state(s):

     1.   The name by which the corporation shall be known is:

                  B AND R ENGINEERING ASSOCIATES, INC.

     2. The purpose for which the corporation is formed are as follows: To conduct, manage and carry on the business of architects and engineers in all or any of their respective branches, and also the development of real estate, wheresoever situate; to make contracts for the preparation of plans or other drawings and specifications of buildings or parts of buildings of any kind and description; to superintend the construction thereof, and to do any and all acts in the line of the business of architects and engineers which it may deem necessary, profitable or desirable for the promotion of its business; to acquire, to the same extent as natural persons and without limit as to amount, by purchase, lease, exchange, hire, or otherwise, lands, improved or unimproved, tenements, hereditaments, chattels, real or personal, or any interest therein; to erect and construct houses, buildings, and works of every description; to rebuild, alter, or improve existing houses, buildings, or works; to sub-divide, improve, and develop lands, for purposes of sale or otherwise; to convert or appropriate any such lands into and for roads, streets, and other conveniences, and to do and perform all things needful and lawful for the development and improvement of the same, and generally to deal with and improve the property of the corporation and of other parties; to sell, convey, lease, re-lease, let, exchange, mortgage, or otherwise incumber or dispose of lands, houses, buildings, hereditaments, appurtenances, chattels, and other property; to equip, furnish, conduct, operate, manage, lease, and maintain hotels, apartment houses, boarding houses, dwelling houses, sanitariums, warehouses, or any kinds of building for dwelling, amusement, recreation, or charitable or religious purposes; to undertake or direct the management and sale of property


          NOTE: If provisions for which the space provided under Articles 2, 4, 5 and 6 is not sufficient additions should be set out on continuation sheets to be numbered 2A, 2B, etc. Indicate under each Article where the provision is set out. Continuation sheets shall be on 8 1/2"X 11" paper and must have a left-hand margin 1 inch wide for binding. Only one side should be used.

     3. The total number of shares and the par value, if any, of each class of stock which the corporation is authorized is as follows:


Class of Stock       WITHOUT PAR VALUE                      WITH PAR VALUE
                     -----------------------------------------------------------------------
                     NUMBER OF SHARES                 NUMBER OF         PAR           AMOUNT
                                                       SHARES           VALUE
                     -----------------------------------------------------------------------
Preferred            NONE                                                             $
                     -----------------------------------------------------------------------
Common               12,500
                     -----------------------------------------------------------------------

     *4. If more than one class is authorized, a description of each of the difference classes of stock with, if any, the preferences, voting powers, specifications, special or relative rights or privileges as to each class thereof and any series no established:


                                      NONE


     *5. The restrictions, if any, imposed by the Articles of Organization upon the transfer of shares of stocks of any class are as follows: Any stockholder, including the executors or administrators of a deceased stockholder, desiring to sell or transfer such stock owned by him or them, shall first offer it to the corporation through the Board of Directors in the following manner: He shall notify the Directors of his desire to sell or transfer by notice in writing which notice shall contain the price at which he is willing to sell or transfer and the name of one (1) arbitrator. The directors shall within Thirty (30) days thereafter either accept the offer or by notice to him in writing name a second arbitrator and these Two (2) shall name a Third (3rd). It then shall be the duty of the arbitrators to ascertain the value of the stock, and if any arbitrator shall neglect or refuse to appear at any meeting appointed by the arbitrators, a majority may act in the absence of such arbitrator.

               After the acceptance of the offer, or the report of the arbitrators as to the value of the stock, the Directors shall have Thirty (30) days within which to purchase the same at such valuation, but if at the expiration of Thirty (30) days, the corporation shall not have exercised the right to so purchase, the owner of the stock shall have the liberty to dispose of the same in any manner he may see fit. No shares of stock shall be sold or transferred on the books of the corporation until these provisions have been complied with, but the Board of Directors may in any particular instance waive the requirement.


     *6. Other lawful provisions, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:


                                      NONE









     *If  there are no provisions state "None".

                               CONTINUATION SHEET
                               ------------------

     2A. real and personal; to sell, assign, release, hold or satisfy mortgages which may become the property of the corporation; to loan on bond or mortgage or otherwise, or to advance money to, and to enter into contracts and arrangements of all kinds with, contractors, laborers, skilled or otherwise, builders, property owners, and others.

                               CONTINUATION SHEET
                               ------------------

     5A. The Board of Directors of the corporation may make, amend, or repeal the By- Laws of the corporation, in whole or in part, except with respect to any provision thereof, which, by law, the Articles of Organization, or the By-Laws, require action exclusively by the stockholders entitled to vote thereon; but any By-Law adopted by the Board of Directors may be amended or repealed by the stockholders.

          All meetings of stockholders of the corporation may be held within the Commonwealth of Massachusetts or elsewhere within the United States. The place of such meetings shall be fixed in, or determined in the manner provided in the By-Laws.

          Each Director or Officer, present or former, of the corporation or of any other corporation a majority of the stock of which is owned by the corporation, shall be indemnified by the corporation against all costs and expenses reasonably incurred by or imposed upon him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his being or having been such Director or Officer, such expenses to include the cost of reasonable settlements (other than amounts paid to the corporation itself) made with a view to curtailing costs of litigation. The corporation shall not, however, indemnify any such Director or Officer with respect to matter as to which he shall be finally adjudged in any such action, suit or proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation, or in respect of any matter on which any settlement or compromise is effected if the total expense, including the cost of such settlement, shall substantially exceed the expense which might reasonably be incurred by such Director or Officer in conducting such litigation to a final conclusion. The foregoing right of indemnification shall not be exclusive of other rights to which any such Director or Officer may be entitled as a matter of law. In determining the reasonableness of any settlement, the judgment of the Board of Directors shall be final.

          No contract or other transaction between this corporation and any other firm or corporation shall be affected or invalidated by reason of the fact that any one or more of the Directors or Officers of this corporation is or are interested in, or is a member, stockholder, director, or officer, or are members, stockholders, directors or officers of such other firm or corporation; and any Director or Officer or Officers, individually or jointly, may be a party or parties to, or may be interested in, any contract or transaction of this corporation or in which this corporation is interested, and no contracts, act, or transaction of this corporation with any person or persons, firm, association or corporation, shall be affected or invalidated by reason of the fact that any Director or Directors or

                         ------------------------------

         5A. (cont.)


          Officer or Officers of this corporation is a party or are parties to, or interested in, such contract, act or transaction, or in any way connected with such person or persons, firm, association or corporation, and each and every person who may become a Director or Officer of this corporation is hereby relieved from any liability that might otherwise exist from this contracting with this corporation for the benefit of himself or any firm, association or corporation which he may be anywise interested.

          This corporation may be a partner in any business enterprise which it would have the power to conduct by itself.

          Each share of the corporation shall entitle the holder thereof to a pre-emptive right, for a period of Thirty (30) days, to subscribe for, purchase, or otherwise acquire any shares of the same class of the corporation or any equity and/or voting shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of the same class of the corporation or of equity and/or voting shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of the same class of the corporation or equity and/or voting shares of any class of the corporation, whether now or hereafter authorized or created, whether having unissued or treasury status, and whether the proposed issue, reissue, transfer, or grant is for cash, property or any other lawful consideration; and after the expiration of said Thirty (30) days, any and all of such shares, rights, options, bonds, securities or obligations of the corporation may be issued, reissued, transferred, or granted by the Board of Directors, as the case may be, to such persons, firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine. As used herein, the terms "equity shares" and "voting shares" shall mean, respectively, shares which confer unlimited dividend rights and shares which confer unlimited voting rights in the election of one or more Directors.

     7. By-laws of the corporation have been duly adopted and the initial directors, president, treasurer and clerk, whose name are set out below, have been duly elected.

     8. The effective date of organization of the corporation shall be the date of filing with the Secretary of the Commonwealth or if later date is desired, specify date, (not more than 30 days afer date of filing.)

     9. The following information shall and for any purpose be treated as a permanent part of the Articles of Organization of the corporation.

          a. The post office address of the initial principle office of the corporation in Massachusetts is:

                POST OFFICE BOX 1813, BOSTON, MASSACHUSETTS 02105

          b. The name, residence and post office address of each of the initial directors and following officers of the corporation are as follows:


         NAME                               RESIDENCE                           POST OFFICE ADDRESS
President: Eugene M. Bard                   40 Mill Pond Road                   Sudbury, Massachusetts 01776

Treasurer: Arjun B. Rangabhasham            49 Flintlock Road                   Lexington, Massachusetts 02173

Clerk: Theodore Athanassoulis               92 Massachusetts Avenue             Brockton, Massachusetts 02402

Directors:

         Eugene M. Bard                     40 Mill Pond Road                   Sudbury, Massachusetts 01776
         Arjun B. Rangabhasham              49 Flintlock Road                   Lexington, Massachusetts 02173
         Theodore Athanassoulis             92 Massachusetts Avenue             Brockton, Massachusetts 02402


          c. The date initially adopted on which the corporation's fiscal year end is:

                             The last day in October

          d. The date initially fixed in the by-laws for the annual meeting of stockholders of the corporation is:

                           The Fourth Friday of April

          e. The name and business address of the resident agent, if any, of the corporation is:


                                      NONE


          IN WITNESS WHEREOF and under the penalties of perjury the above-named INCORPORATOR(S) sign(s) these Articles of Organization this Thirteen
          (13th) day of November 1975.


                                                  /s/
                                                  -----------------------
                                                  Eugene M. Bard


                                                  /s/
                                                  -----------------------
                                                  Arjun B. Rangabhasham



                                                  /s/
                                                  -----------------------
                                                  Theodore Athanassoulis



          The signature of each incorporator which is not a natural person must be by an individual who shall show the capacity in which he acts and by signing shall represent under the penalties of perjury that he is duly authorized on its behalf to sign these Articles of Organization.

                        THE COMMONWEALTH OF MASSACHUSETTS


                            ARTICLES OF ORGANIZATION
                     GENERAL LAWS, CHAPTER 156B, SECTION 12

                        The Commonwealth of Massachusetts

                          Secretary of the Commonwealth

                    State House, Boston, Massachusetts 02133

                                January 14, 2003

To Whom It May Concern:

     I hereby certify that according to records in this office, B AND R ENGINEERING ASSOCIATES, INC. was incorporated under the General Laws of this Commonwealth on November 18, 1975.

     I also certify that by Articles of Amendment filed here May 27, 1976, the name of said corporation was changed to EUGENE M. BARD ASSOCIATES, INC.

     I further certify that by Articles of Amendment filed here August 5, 1976 the name of said corporation was changed to BR&A CONSULTING ENGINEERS, INC.

     I also certify that by Articles of Amendment filed here February 15, 1989 the name of said corporation was changed to BARD, RAO & ATHANAS CONSULTING ENGINEERS, INC.

     I further certify that no other amendments to the Articles of Organization appear of record here and said corporation still has legal existence.

     I also certify that in an Annual Report filed here for fiscal year 2001, the Officers and Directors are listed as follows:

                                  SEE ATTACHED


                                                In testimony  of which,
                                                I have  hereunto affixed the
                                                Great Seal of the Commonwealth
                                                on the date first above written.


                                                Secretary of the Commonwealth





     *MGL Chapter 156B Section 83A provides that certain consolidation and mergers may be filed with the division within thirty days after the effective date of the merger or consolidation.

                                                                    Exhibit F-1

                           FORM OF OPINION OF COUNSEL


                              [KeySpan Letterhead]


June ___, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Services, Inc. ("KSI"), an indirect non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); and Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan (collectively, the "Applicants"), have applied to the Securities and Exchange Commission (the "Commission") for authority to acquire the issued and outstanding common stock of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A"), pursuant to which BR+A will become a direct, wholly-owned subsidiary of PS&S (the "Transaction").

     This opinion is furnished in connection with Applicants' filing of the Application/Declaration on Form U-1, File No. __________ (the "Application") with the Commission under the Act in connection with the Transaction. The Application requests the Commission's authorization and approval for the acquisition of all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively own 100% of BR+A. Subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company. BR+A will become a direct, wholly-owned subsidiary of PS&S. The acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions provided by the Stock Purchase Agreement.

     I am general counsel to KeySpan and have acted as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted to me as copies. As to any facts material to my opinion, I have, when relevant facts were not independently established, relied upon the statement contained in the Application.

     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

     A. The proposed Transaction shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Board of Directors of the Applicants and BR+A or of the appropriate parent and/or subsidiary, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application shall have been obtained or made, as necessary, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transaction shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations, if any.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. Appropriate corporate actions will have been taken by both the issuer and acquirer of the securities contemplated by the Application and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

     F. The parties shall have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proposed Transaction is consummated in accordance with the Application:

          1. All state and federal laws applicable to the proposed Transaction will have been complied with;

          2. KeySpan is a corporation validly organized, duly existing and in good standing in the State of New York. PS&S is a limited liability company validly organized, duly existing in good standing in the State of Delaware. KSI is a corporation validly organized, duly existing in good standing in the State of Delaware. BR+A is a corporation validly organized, duly existing in good standing in the State of Massachusetts;


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


          3. Any securities to be issued will, in the case of stock, be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the applicable articles of incorporation or other document defining such rights and privileges.

          4. The Applicants will legally acquire the securities and assets of BR+A subject to the Application.

          5. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.


                                                Very truly yours,
























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

                                                                    Exhibit G-2


                                 FORM OF NOTICE

             Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")


                       SECURITIES AND EXCHANGE COMMISSION

                                  June __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________ __, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Services, Inc. ("KSI"), an indirect non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); and Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan (collectively, the "Applicants"), filed an application and declaration seeking authorization for Applicants, to acquire all of the issued and outstanding securities of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A"), a nonaffiliated Massachusetts corporation (the "Transaction").


     Applicants contend that the purpose of the Transaction is to, among other things, increase the percentage of energy related revenues of PS&S and its subsidiaries, consistent with commitments underlying the Securities and Exchange Commission's (the "Commission") order dated April 24, 2003 in Holding Co. Act Release No. 27670, File No. 70-9641, authorizing the retention of KSI's non-utility subsidiaries (the "Retention Order"), and to enhance KSI's and PS&S's ability to obtain new clients in the energy sector within KeySpan's existing geographic footprint in furtherance of KeySpan's operations as a diversified and integrated gas and electric public-utility system.

Background


     Applicants state that KSI is the non-utility holding company of KeySpan's interests in a number of non-utility, "energy related" companies (as such term is defined in Rule 58(b)(1) under the Act). Applicants PS&S is one such "energy related" subsidiary company engaged in the business of engineering and consulting services relating to design and permitting of energy management systems, office environments and equipment installations/modifications.[1] PS&S's clients consist primarily of large industrial customers such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants. PS&S also serves as a general environmental and engineering consultant to major utility companies in New Jersey. PS&S contributes to KeySpan's ability to compete in the energy service market and attract customers because its services are related or complementary to the types of services offered by KeySpan's other non-utility, "energy related" subsidiaries.


     Applicants state that KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises (now known as KeySpan New England LLC)[2]. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger
Order"). In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000, and as supplemented by the order issued on December 6, 2002 (Release No. 35-27612) (collectively, the "Financing Order"), authorizing a program of external financings for various purposes, including the acquisition of "energy related" companies.


     Applicants state that KeySpan directly or indirectly owns seven public utility companies that collectively provide a full range of gas and electric services. In addition, KeySpan owns a number of non-utility companies that provide essential services to the KeySpan system, including certain

--------
1 Applicants state that the Commission, in the Retention Order, authorized KeySpan to retain KSI and its non-utility subsidiaries pursuant to Section 11 under the Act by determining that such subsidiaries (including PS&S) engage in activities that are either permissible under Rule 58(b)(1) or consistent with Commission precedent regarding the retention of businesses that are functionally related to KeySpan's electric and gas utility business.

2 Applicants state that on May 29, 2002, the Commission issued an order approving KeySpan and Eastern Enterprises' application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern Enterprises from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern Enterprises and KeySpan New England LLC ("KNE"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE as the surviving entity and successor-by-merger to Eastern Enterprises. KNE is 99% owned by KeySpan and 1% owned by KSNE, LLC, a newly formed limited liability company and wholly-owned subsidiary of KeySpan.

energy-related companies such as PS&S that were fully described in the application underlying the Merger Order (the "Merger Application") and deemed functionally related to KeySpan's business operations in the Retention Order.[3]


     Applicants indicate that BR+A is an unaffiliated Massachusetts corporation in the business of providing engineering services primarily related to (i) mechanical, electrical and plumbing components of HVAC systems; (ii) the design, construction, installation, maintenance and service of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and (iii) the sale, installation and servicing of electric and gas appliances. Applicants contend that BR+A's business activities involve the types of energy-related activities enumerated in Rule 58(b)(1)(iv) and/or previously approved by the Commission.


The Transaction


     Applicants intend to acquire all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively own 100% of BR+A. Subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company. BR+A will become a direct, wholly-owned subsidiary of PS&S. The acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions provided by the Stock Purchase Agreement. Applicants state that the Transaction is expected to produce tangible benefits to the public, investors and consumers by adding to the KeySpan system's ability to compete with exempt registered holding company systems in the electric utility and gas utility industry, as well as non-utility companies engaged in similar lines of energy related businesses, enhance the ability of PS&S to obtain new clients in the energy sector within KeySpan's existing geographic footprint and increase the percentage of energy related engineering services provided by KSI subsidiary companies.


     For the Commission, by the Division of Investment Management, under delegated authority.

--------
3 Applicants state that PS&S is a wholly-owned subsidiary of KeySpan Business Solutions LLC, which is a wholly-owned subsidiary of KeySpan Services Inc., which is a wholly owned subsidiary of KeySpan Energy Corporation, which is a wholly-owned subsidiary of KeySpan Corporation.



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